Exhibit 99.1

News

Merisel, Inc. Announces Third Quarter 2012 Results and the Issuance of $1.5 Million Convertible Note Financing

(In thousands except for per share amounts)

New York, New York – November 26, 2012– Merisel, Inc. (OTC: MSEL.pk), a leading provider of visual communications and brand imaging solutions to the consumer products, retail, advertising and entertainment industries, today reported financial results for the three and nine month periods ended September 30, 2012.

Net sales for the three and nine month periods ended September 30, 2012 were $13,180 and $41,456, respectively, compared to $16,550 and $49,190 for the three and nine month periods ended September 30, 2011, respectively. The Company  reported a net loss of ($10,013) or ($1.39) per share and ($18,895) or ($2.62) per share for the three and nine months ended September 30, 2012, respectively, compared to ($1,831) or ($0.25) per share and ($3,093) or ($0.43) per share for the three and nine months end September 30, 2011, respectively.  The net loss for the three and nine month periods ended September 30, 2012 include charges for a non-cash intangible impairment of $6,190 for a write-down of trademarks, and a restructuring charge of $809 related to severance costs and the nine month period ended September 30, 2012 includes a one-time lease abandonment charge of $3,977.  The effect of these non-recurring charges was ($0.97) and ($1.52) for the three and nine month periods ended September 30, 2012.

The Company also announced that a definitive agreement was reached with its majority shareholder, Saints Capital Granite, L.P., for the issuance and sale of $1.5 million in principal amount of its 10% Convertible Note, due August 31, 2015, which was issued on November 21, 2012.

About Merisel
Merisel, headquartered in New York, N.Y., is a leading visual communications and brand imaging solutions provider to its clients. Merisel provides a broad portfolio of digital and graphic services to clients in the retail, manufacturing, beverage, cosmetic, advertising, entertainment and consumer packaged goods industries. These solutions are delivered to clients through its portfolio companies: ColorEdge, Crush Creative, Comp 24, and Fuel Digital. In March 2010, Crush Creative and Fuel Digital were consolidated under the ColorEdge brand. Merisel has sales offices in New York City, Atlanta, Los Angeles and Portland, Oregon, and production facilities in New York, New Jersey, Atlanta and Los Angeles to ensure the highest quality solutions and services to its clients. Learn more at www.merisel.com.

Cautionary Statement
This press release contains forward-looking statements that involve risks and uncertainties concerning Merisel's expectations for future performance (including without limitation the quotations from management in this press release). In this context, forward-looking statements often address Merisel’s expected future business and financial performance and financial condition, and often contain words such as "expect," "anticipate," "intend," "plan," "believe," "seek," "see," or "will." Any such forward-looking statements are inherently speculative and are based on currently available information, operating plans and projections about future events and trends. As such, these statements are subject to numerous risks and uncertainties that include, among others, the impact of management and organizational changes, the implementation of ongoing strategic and cost initiatives, changes in and a dependence on key personnel, the outcome of pending legal proceedings, the severity and duration of the current economic conditions and changes in economic conditions. These uncertainties may cause Merisel’s actual future results to be materially different than those expressed in such forward-looking statements. All information set forth in this press release is as of November 21, 2012. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of the press release. The Company undertakes no obligation to update any such forward-looking statements. More information about the potential factors that could affect Merisel’s business and financial results is included in the Company's Annual Report on Form 10-K for the year ended December 31, 2011, which is on file with the SEC and available on the SEC’s website at www.sec.gov.

Contact:
Victor Cisario
(212) 502-6545
victor.cisario@merisel.com

MERISEL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2012	2011	2012

Net sales	$16,550	$13,180	$49,190	$41,456

Cost of sales	10,757	9,153	29,931	28,480

Gross profit	5,793	4,027	19,259	12,976

Selling, general & administrative expenses	7,036	6,237	20,805	18,438

Intangible impairment	-	6,190	-	6,190
Lease abandonment charge	-	-	-	3,977

Restructuring charge	-	809	-	809

Operating loss	(1,243)	(9,209)	(1,546)	(16,438)

Interest expense, net	588	804	1,578	2,457

Loss before benefit for income tax	(1,831)	(10,013)	(3,124)	(18,895)

Income tax benefit	-	-	(31)	-

Net loss	(1,100)	(10,013)	(3,093)	(18,895)

Loss per share (basic and diluted):	$(0.25)	$(1.39)	$(0.43)	$(2.62)

Weighted average number of shares
Basic	7,215	7,215	7,215	7,215
Diluted	7,215	7,215	7,215	7,215